UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12B-25

SEC FILE NUMBER
000-15369

NOTIFICATION OF LATE FILING

CUSIP NUMBER

(Check One):	[X ] Form 10-K	[ ] Form 20-F	[ ] Form 11-K
	[ ] Form 10-Q	[ ] Form N-SAR

For Period Ended: December 31, 2005

If the notification relates to a portion of the filing checked above, identify the Item (s) to which the notification relates:

PART I – REGISTRATION INFORMATION

Great China International Holdings, Inc. C Site 25-26F Presidential Building No. 69 Heping North Street Heping District, Shenyang 110003, Peoples Republic of China

PART II – RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [ X ]

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F or 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof could not be filed within the prescribed time period.

Collecting and processing all business and financial data in sufficient time to file the report could not be completed without unreasonable effort and expense.

PART IV – OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Deng Zhiren	0086-24-22815188

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed. If answer is no, identify report(s).

[ X ] Yes                        [    ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof.

[ X ] Yes                        [    ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Great China International Holdings, Inc. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 30, 2006	By:	/s/ Deng Zhiren
Deng Zhiren Chief Executive Officer

Prior to July 2005 Great China International Holdings, Inc., formerly Red Horse Entertaninment Corporation (the “Company”) had no active business operations. Consequently, for the year ended December 31, 2004, the Company had no revenues form operations and a net loss of $34,371.

In July 2005 the Company completed the acquisition of Silverstrand International Holdings Limited. Silverstrand International is a limited liability company organized in the Hong Kong Special Administrative Region in The People’s Republic of China as a holding company for Shenyang Maryland International Industry Company Limited, its wholly owned operating subsidiary that is engaged in the business of private property development primarily in the city of Shenyang.

As a result of the acquisition, for the nine months ended September 30, 2004, the Company had total revenues of approximately $15.8 million (unaudited), and total comprehensive income of $786,000 (unaudited). These results for the first nine months of 2005 indicate that the results for the entire year will be substantially different than the results of the Company for 2004 when it had no business operations.